SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Updates to the Interim Financial Statements of Ferroglobe PLC

On October 6, 2021, Ferroglobe PLC (“Ferroglobe” or the “Company”) provided updated unaudited interim condensed consolidated statements of financial position, income, comprehensive income, changes in equity and cash flows as of and for the three months ended March 31, 2021 and the three months ended June 30, 2021, respectively (the “Updated Interim Financial Statements”). The Updated Interim Financial Statements reflect the following relevant changes to the financial information of the Company previously included with the Company’s Form 6-K, furnished to the Securities and Exchange Commission (the “Commission”) on May 17, 2021, and the Company’s Form 6-K, furnished to the Commission on August 17, 2021:

•	The cash used to purchase the European free CO2 rights for 2020 has been reclassified to be presented as cash flow from operating activities to be consistent with how this item was presented in 2020. Previously, this cash flow item was presented as cash flow from investing activities.

•	The $350 million aggregate principal amount of senior notes due 2022 (the “Senior Notes”) have been reclassified as current liabilities. Previously, the Senior Notes were presented as non-current liabilities.

The Updated Interim Financial Statements are attached as Exhibits 99.1 and 99.2 hereto.

Incorporation by Reference

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be incorporated by reference into the prospectus included in our registration statement on Form F-3 (File No. 333-259445), filed with the Commission on September 10, 2021; the prospectus included in our registration statement on Form F-3 (File No. 333-258254), filed with the Commission on July 29, 2021, as amended by our F-3/A filed with the Commission on August 10, 2021; and the prospectus included in our registration statement on Form F-3 (File No. 333-255973), filed with the Commission on May 10, 2021, as amended by our F-3/A filed with the Commission on June 11, 2021, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Ferroglobe PLC unaudited interim condensed consolidated statement of financial position, income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows as of and for the three months ended March 31, 2021

99.2	Ferroglobe PLC unaudited interim condensed consolidated statement of financial position, income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows as of and for the three months ended June 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2021

FERROGLOBE PLC

By:	/s/ Marco Levi
	Name:	Marco Levi
	Title:	Chief Executive Officer